Zentek Announces Voting Results of Annual and Special Meeting

Guelph, ON - September 25, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, announces the voting results from its annual and special meeting of shareholders (the "Meeting") held on September 25, 2025. At the Meeting, shareholders voted in favour of all resolutions brought before the Meeting. Details of all resolutions that were voted upon are set out in the management information circular (the "Management Information Circular") dated August 15, 2025 and the supplement to the Management Information Circular (the "Supplement") dated September 10, 2025. The Management Information Circular and Supplement are available on the Company's profile on SEDAR+ at www.sedarplus.ca.

Election of Directors

At the Meeting, based on proxies received, shareholders approved and elected all of the board of director nominees listed in the Supplement. Results of the votes were as follows:

Nominee	Votes For	Votes Withheld
Eric Wallman	19,097,684 97.157%	558,770 2.843%
John Snisarenko	19,109,789 97.219%	546,665 2.781%
Matt Fontes	14,252,403 72.507%	5,404,051 27.493%
Pete Gettinby	14,672,863 74.647%	4,983,591 25.353%

Appointment of Auditors

At the Meeting, based on proxies received, shareholders approved the appointment of the Company's auditors, BDO Canada LLP. The results of the votes were as follows:

Item	Votes For	Votes Withheld
Appointment of BDO Canada LLP as auditors of the Company	19,095,753 97.147%	560,701 2.853%

Other Item of Business

At the Meeting, based on proxies received and votes calculated by ballot, shareholders approved and confirmed the Company's omnibus long-term incentive plan. The results of the votes were as follows:

Item	Votes For	Votes Against
Approval and Confirmation of Omnibus Long-Term Incentive Plan	17,181,488 87.409%	2,474,966 12.591%

Following the Meeting, the board of directors appointed John Snisarenko as its new Chair.

Eric Wallman, previous Board Chair commented: "With our CEO transition well underway, I felt this was also the right time for a new perspective in the Chair position. John's extensive experience in commercialization and board leadership brings tremendous value for Zentek as we move into this next stage of our growth. I look forward to serving the Company and it shareholders by continuing to act as Board Secretary and Chair of the Audit and Governance Committees."

John Snisarenko newly appointed Chairman of the Board of Directors commented: "I am honoured to assume the role of Board Chair at this pivotal time for Zentek. I look forward to working closely with the Board and management team to collaboratively advance the Company's growth ambitions to unlock value for shareholders."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.